October 10, 2014 VIA EDGAR AND HAND DELIVERY

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED

SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL

TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THESE OMITTED PORTIONS,

WHICH HAVE BEEN REPLACED WITH [***].

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Justin Dobbie, Legal Branch Chief Donald E. Field Linda Cvrkel, Accounting Branch Chief Heather Clark

	Re:	Virgin America Inc. Amendment No. 6 to the Registration Statement on Form S-1 (File No. 333-197660) CIK No. 1614436

Ladies and Gentlemen:

On behalf of Virgin America Inc. (the “Company”), we are hereby filing Amendment No. 6 (the “Amendment”) to the Company’s Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on July 28, 2014 (as amended through Amendment No. 5 filed with the Commission on October 7, 2014, the “Registration Statement”). The Amendment reflects the Company’s responses to the comments received by email on October 8, 2014 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

CONFIDENTIAL TREATMENT REQUESTED BY VIRGIN AMERICA INC.

October 10, 2014

For your convenience, we have enclosed a courtesy package that includes eight copies of the Amendment, four of which have been marked to show changes from the Registration Statement.

2014 Recapitalization, page 37

1.	Please explain why the contractual obligations due to the Virgin Group and Cyrus Capital as of June 30, 2014 as reflected in the table at the top of page 38 of $410,608 and $70,778, respectively, differ from the contractual obligations disclosed in footnote (3) on page F-12 of $382.8 million and $61.4 million, respectively. Please explain the factors responsible for the changes in these contractual obligations from May 10, 2013 to June 30, 2014.

Response: The Company respectfully acknowledges the Staff’s comment and submits that the difference between the reported numbers is attributable to the paid-in-kind interest that continues to increase the contractual obligation while not impacting the reported value directly due to the application of the accounting for troubled debt restructuring as previously reported. The Company has also revised the table on page 38 of the Amendment to clarify that the numbers in such table are in thousands.

The following table illustrates the difference in contractual obligation amounts between May 10, 2013 and June 30, 2014, which relates to paid-in-kind interest during that period based on contractual annual interest rates of 5.0% for the Restructured Debt and 17.0% percent for the FNPA II Notes:

	The Virgin Group	Cyrus Capital
	(in thousands)
As of May 10, 2013	$382,753	$61,395
Additional Interest	$27,855	$9,383

As of June 30, 2014	$410,608	$70,778

Notes to the Unaudited Pro Forma Consolidated Balance Sheet, page 55

2.	Refer to adjustment (m). We note from pages 72 and 122 that an additional 1,760,000 shares of common stock will be issued upon vesting of RSUs which will be granted upon completion of the offering and have a three-year service term over which the stock awards will be expensed. Please confirm that adjustment (m) includes the expected stock compensation expense you expect to recognize in connection with these share based compensation grants. If not, please explain why. In addition, please ensure that when the amount of compensation expense to be recognized in connection with your share based compensation grants is determined, the notes to your pro forma financial information fully discloses the number of shares or other share based compensation grants that will vest, the value of such shares and the total compensation expense you will recognize. Your revised disclosures should be presented in sufficient detail to enable a reader to determine how the adjustment was calculated or determined.

CONFIDENTIAL TREATMENT REQUESTED BY VIRGIN AMERICA INC.

October 10, 2014

Response: The Company respectfully acknowledges the Staff’s comment and submits that adjustment (m) does not include the expected stock compensation expense associated with the additional 2,595,000 shares (previously 1,760,000 shares) issuable upon vesting of RSUs, as no expense will be recognized at the time of the IPO or at June 30, 2014 because these shares vest over a three-year period from the date of issuance (which the pro forma balance sheet assumes to be June 30, 2014). However, in relation to the pro forma income statement and earnings per share, as discussed in the response to comment number 7, the Company has included the expected stock based compensation expense associated with the additional 2,595,000 shares to the extent such compensation would have been recorded had this offering occurred on January 1, 2013. The stock compensation expense in connection with these grants will be recognized ratably over the three-year vesting term following the offering. The Company has revised page 72 of the Amendment to provide further clarification.

Share-Based Compensation, page 72

3.	We note the disclosures that have been added to page 72 in response to our prior comment 7. Please revise the discussion on page 72 to also disclose the amount of compensation expense that will be recognized in connection with the 1,650,000 common shares to be issued upon the vesting of RSUs which will vest upon completion of the offering and in connection with the 1,760,000 shares of common stock to be issued upon the vesting of RSUs which will be granted upon completion of the offering and which will have a three-year service term.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 72 of the Amendment to include the amount of the stock compensation expense that will be recorded in connection with the issuance of 1,650,000 fully vested shares of common stock and 2,595,000 RSUs (previously 1,760,000 RSUs), based on an assumed initial public offering price.

Executive Compensation, page 117

Grants of Plan-Based Awards in 2013, page 124

4.	We note your response to our prior comment 8 and reissue in part. Please revise this table to include the incremental fair value, computed as of the repricing or modification date in accordance with FASB ASC Topic 718, with respect to the repriced or modified awards. Refer to Item 402(d)(2)(viii) of Regulation S-K. In this regard, we note that you revised the 2013 Summary Compensation Table on page 123 but you did not revise this table with respect to the repriced or modified awards.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the table “Grants of Plan-Based Awards in 2013” on page 126 of the Amendment to reflect the incremental fair value computed as of the modification date in accordance with FASB ASC Topic 718, consistent with the related 2013 Summary Compensation Table disclosure on page 124 of the Amendment.

CONFIDENTIAL TREATMENT REQUESTED BY VIRGIN AMERICA INC.

October 10, 2014

Financial Statements, page F-1

5.	We note your response to our prior comment 9. To the extent that you effect a reverse stock split of your common shares in connection with the consummation of the offering, please revise the financial statements and all related disclosures throughout the registration statement to give retroactive effect to the reverse stock split as required by SAB Topic 4:C and ASC 260-10-55-12.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that, to the extent the Company effects a reverse stock split of its common shares in connection with the consummation of the offering, it will revise the financial statements and all related disclosures throughout the Amendment to give retroactive effect to the reverse stock split in a future pre-effective amendment to the Registration Statement.

Notes to Consolidated Financial Statements, page F-9

(10) Share-Based Compensation, page F-33

6.	We note from your response to our prior comment 16 that during the six months ended June 30, 2014, the company only granted equity awards with respect to a nominal number of shares of common stock (approximately 700,000 shares) at $1.12. We also note that given the nominal number of equity award grants, the company does not believe the impact to its financial statements would be material (less than $1 million over the life of the awards) if the grant date fair values of those awards were higher and closer to the IPO price. Please explain in further detail why you believe the impact to your financial statements would not be material if the grant date fair values of those stock based compensation awards were higher and closer to the expected IPO price. As part of your response, please tell us how you determined that the impact to your financial statements would be less than $1 million if these awards were determined to have a higher fair value.

Response: The Company respectfully acknowledges the Staff’s comment and submits that it anticipates the initial public offering price will be higher than the most recent fair value determined by an independent valuation firm for its shares of common stock of $1.12 per share. While the Company believes that favorable changes in its business and in the airline market over the past year support this view, the current estimated initial public offering price assumes the completion of various complex transactions contemplated by the 2014 Recapitalization, which, if not completed, would significantly affect the value of the Company’s existing outstanding shares. Given the number and complexity of these transactions and the anticipated positive effects of the 2014 Recapitalization, which has yet to be completed, the Company believes that a discount to the current estimated initial public offering price should be factored into the estimation of grant date fair value for the stock awards with respect to approximately 700,000 shares that were granted during the six months ended June 30, 2014. Furthermore, the Company estimated that fair values would not have increased significantly in early 2014 based on its net loss in the first quarter of 2014.

CONFIDENTIAL TREATMENT REQUESTED BY VIRGIN AMERICA INC.

October 10, 2014

The Company had performed the following sensitivity analysis by applying a 25 – 40% discount to the currently anticipated initial public offering price range of $[***] per share based on discussions with the underwriters:

Estimated initial public offering price of $[***]
Discount on initial public offering price to estimate revised fair value		25%			30%			35%			40%
Alternate fair value per share for RSUs	$	[***	]	$	[***	]	$	[***	]	$	[***	]
551,732 RSUs at total alternate fair value		[***	]		[***	]		[***	]		[***	]

Alternate fair value per share for options	$	[***	]	$	[***	]	$	[***	]	$	[***	]
165,000 options at total alternate fair value		[***	]		[***	]		[***	]		[***	]

Total alternate fair value of RSUs and options		[***	]		[***	]		[***	]		[***	]
Less fair value of RSUs reported		(617,939)			(617,939)			(617,939)			(617,939)
Less fair value of options reported		(85,850)			(85,850)			(85,850)			(80,850)

Total difference in fair value	$	[***	]	$	[***	]	$	[***	]	$	[***	]

As illustrated in the table, the Company estimated that the total difference in fair value over the life of the 2014 stock awards would be less than $1 million had a fair value closer to the initial public offering price been used for these awards. The expense which would be recognized over the related vesting period, would not be more than $350,000 in any year and would have an immaterial effect on the Company’s financial statements. Even if the expected initial public offering price were used as the fair value of these stock awards, the fair value difference would have an immaterial effect on the Company’s financial statements.

(15) Net Income Per Share, page F-43

7.	Please clarify your statement “stock-based compensation expense associated with pre-IPO grants is not reflected as an adjustment to pro forma net income in this pro forma presentation.” In this regard, it is unclear whether your disclosure implies that you did not adjust for stock options issued prior to the IPO or whether you did not include the stock based compensation expense for the RSUs granted in connection with the IPO. To the extent you do not plan to adjust the numerator in the pro forma earnings per share calculation for the stock based compensation expense related to the RSUs granted in connection with the IPO, please explain why.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that it did not include in the numerator of the pro forma earnings per share calculation the stock based compensation expense for the 1,650,000 fully vested shares of common stock that will be granted. The Company did not include the expense in the numerator because the Company believes that the expense is a material, non-recurring charge that is directly attributable to the offering as it will only be recognized if the offering occurs. As such, the Company does not believe it should include the expense in the pro forma earnings per share calculation in accordance with Rule 11-02 (b)(5) of Regulation S-X. The Company has revised disclosure on page F-45 of the Amendment to provide further clarification.

CONFIDENTIAL TREATMENT REQUESTED BY VIRGIN AMERICA INC.

October 10, 2014

The Company also revised disclosure on pages F-45, F-46 and 56 of the Amendment to note that the unaudited pro forma share amounts and net income also include stock based compensation expense related to the 2,595,000 RSUs (previously 1,760,000 RSUs) that will be granted at the time of the offering and will vest over three years. The stock based compensation expense associated with these awards has been included in pro forma net income because it will be expensed over a three-year period and would not be considered a non-recurring charge.

General

8.	A currently dated consent of the independent registered public accountants should be included as an exhibit to any future amendments to the Form S-1 registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and has filed a currently dated consent of the independent registered public accountants with the Amendment. The Company will file a currently dated consent of the independent registered public accountants with each future pre-effective amendment to the Registration Statement.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3060 or by fax to my attention at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad J. Freese

Tad J. Freese

of LATHAM & WATKINS LLP

cc:	C. David Cush, Virgin America Inc.
Peter D. Hunt, Virgin America Inc.
John J. Varley, Virgin America Inc.
Alan F. Denenberg, Davis Polk & Wardwell LLP

CONFIDENTIAL TREATMENT REQUESTED BY VIRGIN AMERICA INC.